Mail Stop 6010

August 24, 2006

Gerard A. Herlihy
Chief Financial Officer
Ener1, Inc.
500 West Cypress Road – Suite 100
Ft. Lauderdale, FL 33309

       Re: Ener1, Inc.
               Form 10-KSB for the Fiscal Year Ended December 31, 2005
               Filed March 10, 2006
               File No. 000-21138

Dear Mr. Herlihy:

       We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Martin James
                         Senior Assistant Chief Accountant